UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2018
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD
ENDED MARCH 31, 2018

On May 14, 2018, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2018 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: May 14, 2018

adecoagro

1Q18

1Q18
Earnings Release
Conference Call

English Conference Call
May 15, 2018
9 a.m. (US EST)
10 a.m. (Buenos Aires time)
10 p.m. (São Paulo time)
3 p.m. (Luxembourg time)

Tel: (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Juan Ignacio Galleano
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO LISTED NYSE

Adecoagro recorded 1Q18 Adjusted EBITDA of $61.9, 38.4% higher year-over-year

Luxembourg, May 15, 2018 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agricultural company in South America, announced today its results for the first quarter ended March 31, 2018. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non – IFRS measures. Please refer to page 22 for a definition and reconciliation to IFRS of the Non – IFRS measures used in this report.

Highlights

Financial & Operating Performance			
$ thousands	**1Q18**	**1Q17**	**Chg %**
Gross Sales	155,567	166,091	(6.3%)
Net Sales [1]	147,966	159,953	(7.5%)
Adjusted EBITDA [2]			
Farming & Land Transformation	18,831	19,651	(4.2%)
Sugar, Ethanol & Energy	47,988	30,264	58.6%
Corporate Expenses	(4,879)	(5,158)	(5.4%)
Total Adjusted EBITDA	**61,940**	**44,757**	**38.4%**
Adjusted EBITDA Margin [2]	***41.9%***	***28.0%***	***49.6%***
Adj. EBITDA Margin net of 3rd party commerc. [3]	***47.9%***	***33.1%***	***44.9%***
Net Income	8,532	5,967	43.0%
Farming Planted Area (Hectares)	230,372	224,708	2.5%
Sugarcane Plantation Area (Hectares)	145,518	136,384	6.7%

- Adecoagro reported Adjusted EBITDA[2] of $61.9 million in 1Q18, marking a 38.4% increase compared to 1Q17.
- Adjusted EBITDA margin net of third party commercialization reached 47.9%, 44.9% higher year-over-year.
- Net income in 1Q18 was a gain of $8.5 million, $2.6 million, or 43.0% higher compared to 1Q17.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production

Financial & Operational Performance Highlights

◦
Adjusted EBITDA of our Sugar, Ethanol & Energy business in 1Q18 reached $48.0 million, $17.7 million or 58.6% higher than 1Q17. Results were mainly driven by (i) a 16% increase in milling per hour, offsetting the 10% decrease in effective milling days as a result of rainfalls, (ii) the maximization of ethanol production (87% of TRS went towards ethanol), which enabled us to profit from significantly higher relative prices. Indeed, anhydrous and hydrous ethanol traded at cts/lb20.4 and cts/lb19.1 sugar equivalent during the quarter, implying a 40% premium to sugar, (iii) a $13.1 million increase driven by the mark-to-market of our hedging derivatives position; and (iv) lower production costs as a result of higher crushing volumes and enhanced operating efficiencies. The offsetting effect of lower sugar prices were twofold. On the one hand, it resulted in lower sales revenues while on the other, it implied a lower margin recognition of our unharvested biological asset, captured in the Changes in Fair Value line.

◦
Adjusted EBITDA for the Farming and Land Transformation businesses in 1Q18 was $18.8 million, slightly below 1Q17. Results were primarily explained by a $2.7 million lower gain in our Crops business partially offset by a $1.9 million higher gain in our Rice business.

In our Crops business, results were mainly explained by lower registered and projected yields as a result of the dry weather that has been affecting Argentina since the beginning of the year. At the same time, soybean and corn prices in the local market increased significantly during the quarter resulting in: (i) a higher margin recognition of our unharvested biological asset; and (ii) a negative mark-to-market of our commodity hedge position.
As for the Rice business, higher results were explained by the enhancements in farming margins, which are captured in the Changes in Fair Value line, driven by productivity gains (yields were 15.9% higher compared to the previous harvest year); coupled with the depreciation of the Argentine peso.

◦
Net Income in 1Q18 was a $8.5 million, $2.6 million or 43.0% higher compared to 1Q17. This increase is explained by a $17.2 million increase in Adjusted EBITDA; partially offset by (i) a $6.8 million increase in depreciation and amortization charges, coupled with (ii) a $7.9 million increase in financial losses.

Strategy Execution
5-Year Plan Update

◦
Cluster Expansion: The expansion of the cluster in Mato Grosso do Sul is moving forward according to plan. As previously announced, investments in Angelica mill are completed and the mill has reached a nominal crushing capacity of 1,050 tons/hour. Investments in Ivinhema mill are advancing well and we expect to conclude them during the next quarter. The expansion of our sugarcane to supply the additional nominal crushing capacity is also advancing well.

The expansion of the cluster will generate important efficiency gains and cost dilution. Even at current forward sugar prices, this project is highly accretive and generates returns well above our cost of capital.

◦
Dairy Business: The construction of free stall #3 is almost fully completed. We expect to soon start populating the facility and start operating activities by August. By the end of the year, we target to operate at 45% of total capacity. The free stall will be populated with cows of our own breed to avoid sanitary issues and guarantee high quality milk. As a result, the ramp up pace is mainly determined by the biological reproductive cycle of the cow herd. By mid-2019, we expect to be operating at full capacity. Free stall #4 is under construction and will be populated with cows in 2019.

◦
Rice Business: We expect to conclude the investments of the packaging machine for branded white rice and the expansion of finished goods storage capacity during the second quarter. This will allow us to improve our rice processing and distribution, enhancing margins.

SanCor - Investment Proposal

◦
On     March 23, Adecoagro submitted an investment proposal to partner with SanCor, one of the largest milk processors in Argentina. The offer remains subject to the full compliance of specific conditions, including but not limited to the restructuring of its fiscal and financial liabilities; and the negotiations of definitive agreements. We are currently in the due-diligence phase, ensuring the fulfillment of all the necessary conditions to make this deal accretive for existing shareholders.

Share Repurchase Update

◦	Since January 1, we purchased 1,6 million shares equivalent to 1.4% of outstanding shares or $15.4 million, at an average price per share of $9.39

◦	We expect to continue our share repurchases under the program during 2018 subject to the already committed investments in our expansion projects.
Farmland sales at strong premium to independent appraisal

◦
In May 2018, we signed sale agreements for Rio de Janeiro and Conquista farms, located in western Bahia and Tocantins, respectively. The farms total 9,300 of croppable hectares and the selling price for both farms was $53.0 million (70% in cash), representing a 37% premium to Cushman and Wakefield´s independent farmland appraisal dated September 30, 2017. At the agreed selling price, we estimate that we would record capital gains in excess of $35.0 million, which would be recognized in the second quarter 2018. The sale of the farms remains subject to the completion of due-diligence.

Market Overview

◦
Sugar prices during 1Q18 were, on average, 7% lower than 4Q17 and 19% lower year-over-year. Sugar prices continued the uptrend during the first week of January, trading as high as 15.37 c/lb. However, the rally was short lived and prices collapsed to 13.00 c/lb by mid-January. The decrease was the result of higher production estimations in India, Thailand and the EU. Lower sugar production in CS of Brazil will not be enough to resolve the surplus. Prices partially recovered in February, reaching 14.00 c/lb, and traded within a 100 points range for most of the month. However, India and Thailand revised their production numbers higher once again. Indian production is now expected to reach 31 million tons, a sharp increase of over 2 million tons from the last forecast. In addition, Thailand production has also been revised up by 2 million tons. Going forward, prices are expected to remain under pressure. Longer term, the low price environment should reduce cane/beet planted area from October 2019. Also, low prices are aggravating the fragile financial situation of many Brazilian sugar mills, which eventually should result in lower cane planting and future cane yields.

◦
Ethanol market in 1Q18 was marked by a sharp increase in prices, supported by stronger demand and higher oil prices. According to the Esalq index, hydrous prices increased 12,4% and anhydrous 8,7% versus previous quarter. Compared to 1Q17 hydrous presented an improvement of 11,3% and anhydrous 6,6%. As reported by UNICA, hydrous sales during 1Q18 were 39,6% higher than 1Q17, but 11,5% below previous quarter. Despite the expectations of higher ethanol production in the next Center-South harvest, current demand and higher international gasoline prices should continue to support prices throughout 2018.

◦
Energy spot prices in the southeast region of Brazil during 1Q18 were 26% higher than 1Q17. In January, energy prices were 180.07 BRL/MWh and increased to 188.79 BRL/MWh in February and to 219.23 BRL/MWh in March. Prices decreased during the first week of April but is already back to levels above 130BRL/MWh. Weather forecast indicates rainfall levels at the historical average to next weeks. Consumption is increasing as the economy is recovering. The level of the southeast reservoirs increased to 44.59% at the end of March, 5% higher than the same period of 2017 (39.35%).

◦
Soybean prices increased 10.5% during 1Q18 and were on average 5.9% lower year-over-year. Corn prices increased 10.6% in the quarter and were on average 4.2% lower than a year ago. Prices were mostly driven by the drought in Argentina. The US dollar continued to depreciate over the last three months supporting grain prices and making US exports more competitive on the global market. In early April, China threatened with reciprocal 25% tariffs on US Soybeans, that would come into effect as early as June. CBOT prices saw increased volatility , and Brazilian premiums soared on the news, but then both reversed as investors realized that these are so far only threats, that China cannot easily replace US imports, and non-Chinese buyers opportunistically switched to cheaper US soybeans.

Operational Performance
2017/18 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2017/18 Harvested Area			Yields (Tons per hectare) (3)
	2017/18	2016/17	Chg %	Hectares	% Harvested	Production	2017/18	2016/17	Chg %
Soybean	58,120	55,237	5.2%	34,872.0	60.0%	93,457	2.7	3.8	(29.5)%
Soybean 2nd Crop	23,254	29,197	(20.4)%	6,976.0	30.0%	11,231	1.6	3.4	(52.6)%
Corn (1)	45,964	38,790	18.5%	40,908.0	89.0%	257,720	6.3	6.7	(6.0)%
Corn 2nd Crop	10,847	10,023	8.2%	—	—%	—	—	—	—%
Wheat (2)	36,533	38,009	(3.9)%	36,529.7	100.0%	79,624	2.2	3.0	(28.2)%
Sunflower	2,869	5,413	(47.0)%	2,166.0	75.5%	3,600	1.7	1.8	(8.7)%
Cotton	3,132	2,640	18.7%	—	—%	—	—	—	—%
Peanut	9,375	5,840	60.5%	—	—%	—	—	—	—%
Corn Silage	2,749	2,171	26.6%	2,749.0	100.0%	37,689	13.7	27.3	(49.8)%
Total Crops	192,842	187,320	2.9%	124,201	64.4%	483,322
Rice	40,279	39,728	1.4%	35,701	88.6%	245,630	6.9	5.9	15.9%
Total Farming	233,121	227,048	2.4%	159,901	68.6%	728,952
Owned Croppable Area	124,912	123,431	1.2%
Leased Area	72,157	64,223	12.4%
Second Crop Area	36,052	39,393	(8.5)%
Total Farming Area	233,121	227,048	2.7%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %
Milk Production	7,302	6,774	7.8%	23.3	21.6	7.8%	35.5	35.5	—%

(1) Includes sorghum.
(2) Includes barley.
(3) Yields for 2017/18 season are partial yields related to the harvested area as of April 30, 2018. Yields for 2016/17 reflect the full harvest season.

As of January 31, 2018, Adecoagro´s planting activities for the 2017/18 harvest year were completed. Our total planted area reached 233,121 hectares, 2.7% higher compared to the previous harvest year. Adecoagro’s owned croppable area, increased by 1.2%. Leased area, which is driven by return on invested capital, has increased by 12.4% compared to the 2016/17 harvest year. Second crop area, (mostly wheat followed by a soybean 2nd crop) decreased by 8.5%.

As of the end of April 2018, harvest operations for most of our crops were well underway, with 64.4% of total area already harvested. On a consolidated basis, yield performance has been variable depending on the region. Broadly speaking, early crops in certain regions of Humid Pampas were the least affected by the dry weather as a result of adequate soil moisture. Crops in the northern regions of Argentina were severely affected by the lack of rains. Rice yields were highly benefited by the dry weather resulting in higher yields and better quality, proving the advantages of product diversification as a strategy to mitigate weather risk.

Crops Update
Soybean: As of the end of April, we harvested 60% of the soybean crop. So far, yields reached 2.7 tons per hectare. As we start harvesting the farms in the north-east region, we expect yields to slightly decline.
Corn: Nearly 41,000 hectares of corn were harvested, representing 89% of total planted area. Most of it was an early corn variety. Consequently, as already explained, the crop was not much affected by the dry weather and yields were in line with the previous harvest year.
Corn Silage: As of the end of April, we successfully harvested 2,749 hectares of corn silage, 26.6% higher compared to the previous harvest year. In the coming years, we expect the production of corn silage to increase in tandem with our milking cows.
Sunflower: The harvest of the sunflower crop began in late December 2017. As of the end of April 2017, 75.5% of sunflower had been harvested yielding an average of 1.7 tons per hectare, in line with the previous harvest season.
Rice: As of the end of April, 88.6% of total planted area was already harvested. Dry weather coupled with a longer exposure to solar radiation allowed the crop to properly develop resulting in a 15.9% higher yields compared to the previous harvest.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	1Q18	1Q17	Chg %
Gross Sales
Farming	57,656	55,439	4.0%
Total Sales	57,656	55,439	4.0%
Adjusted EBITDA (1)
Farming	18,831	19,651	(4.2)%
Land Transformation	—	—	—%
Total Adjusted EBITDA(1)	18,831	19,651	(4.2)%
Adjusted EBIT(1)
Farming	16,987	18,126	(6.3)%
Land Transformation	—	—	—%

(1)
Please see “Reconciliation of Non-IFRS measures” starting on page 21 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

Adjusted EBITDA(2) in the Farming and Land Transformation businesses was $18.8 million in 1Q18, $0.8 million lower than 1Q17. The 4.2% decrease is primarily attributed to the $2.7 million loss in our Crops business mostly due to mark-to-market of our hedges, partially offset by higher margins in our Rice business.
In the case of the Crops business, local prices for soybean and corn increased by 17.0% as a consequence of the drought suffered in Argentina. Mark-to-market effect of our commodity hedge position, resulted in a $10.4 million lower gain than 1Q17
Regarding the Rice business, higher margins were explained by the increase in productivity in our farm operations coupled with lower costs in dollar terms, as a result of the depreciation of the Argentine peso. Dry weather coupled with a longer exposure to solar radiation allowed the rice to properly develop resulting in a 15.9% higher yields compared to the previous harvest. This evidence the benefits derived from both product and geographic diversification.

Crops Segment

Crops - Highlights
	metric	1Q18	1Q17	Chg %
Gross Sales	$ thousands	33,701	25,196	33.8%
	thousand tons	158	138	14.5%
	$ per ton	213	183	16.2%
Adjusted EBITDA	$ thousands	9,849	12,520	(21.3)%
Adjusted EBIT	$ thousands	9,388	12,185	(23.0)%
Planted Area (1)	hectares	190,093	185,149	2.7%
(1) Does not include second crop planted area.
Adjusted EBITDA in our Crops segment was $9.8 million in 1Q18, 21.3% lower compared to the same period of last year. As a result of the crops and geographic diversification we were able to significantly mitigate the impact of the drought. At the same time, and as a direct consequence of the dry weather, soybean and corn prices in the domestic market increased by 16% and 17%, respectively. The combination of these two factors, coupled with the depreciation of the Argentine Peso, resulted in a $6.0 million increase in Changes in Fair Value of Biological Assets, which reflects the margin recognized throughout the biological growth cycle and harvest of our crops. This result was partially offset by a $10.4 million lower gain from the mark-to-market effect of our commodity hedge position. This hedge was more than offset by Changes in Fair Value of crops in the field (next section).

Crops - Changes in Fair Value Breakdown
1Q18	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total
2017/18 Harvest Year
Total Planted Area	Hectares	58,120	23,254	45,964	10,847	36,533	2,869	3,132	9,375	190,094
Area planted in initial growth stages	Hectares	485	—	—	—	—	—	—	—	485
Area planted with significant biological growth	Hectares	43,714	23,254	34,534	10,847	—	458	3,132	9,375	125,314
Changes in Fair Value 3M18 from planted area 2017/18 (i)	$ thousands	4,321	36	7,265	752	—	2	81	(1,956)	10,501
Area harvested in previous periods	Hectares	—	—	—	—	35,226	—	—	—	35,226
Area harvested in current period	Hectares	13,921	—	11,430	—	1,306	2,412	—	—	29,069
Changes in Fair Value 3M18 from harvested area 2017/18 (ii)	$ thousands	4,783	—	2,310	—	30	283	—	—	7,406
Total Changes in Fair Value in 3M18 (i+ii)	$ thousands	9,104	36	9,575	752	30	285	81	(1,956)	17,907

The table above shows the gains or losses from crop production generated during 1Q18. A total of 190,094 hectares were planted in the 2017/18 crop. As of March 31, 2018, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $17.9 million, compared to $11.9 million generated during the same period last year. As explained above, the main drivers for the increase in margins are higher commodity prices at harvest, coupled with lower costs of production, measured in USD.
As shown in the table below, crops sales in 1Q18 reached $33.7 million, 33.8% above last year, primarily explained by an increase in average selling prices, coupled with higher soybean and corn volumes.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %
Soybean	11,716	5,362	118.5%	38,722	16,668	132.3%	303	322	(5.9)%
Corn (1)	13,615	9,414	44.6%	85,283	56,242	51.6%	160	167	(4.2)%
Wheat (2)	4,435	9,700	(54.3)%	32,279	63,507	(49.2)%	137	153	(10.5)%
Sunflower	710	422	68.2%	2,153	1,193	80.5%	330	354	(6.8)%
Others	3,225	298	982.2%	—
Total	33,701	25,196	33.8%	158,437	137,610	15.1%
(1) Includes sorghum (2) Includes barley

Rice Segment

Rice - Highlights
	metric	1Q18	1Q17	Chg %
Gross Sales	$ thousands	15,348	19,260	(20.3)%
Sales of white rice	thousand tons(1)	29.0	60.0	(51.6)%
	$ per ton	333	274	21.7%
	$ thousands	9,672	16,415	(41.1)%
Sales of By-products	$ thousands	5,676	2,845	99.5%
Adjusted EBITDA	$ thousands	6,783	4,732	43.3%
Adjusted EBIT	$ thousands	5,745	3,810	50.8%
Area under production (2)	hectares	40,279	39,728	1.4%

Rice Mills
Total Procesed Rough Rice	thousand tons(1)	46.8	56.7	(17.4)%
Ending stock	thousand tons(1)	144.0	114.6	25.7%
(1) Of rough rice equivalent.
(2) Areas under production correspond to the 2014/15 and 2013/14 harvest.

Financial performance of our Rice segment during 1Q18 is primarily explained by the harvest of the 2017/18 rice crop and to a lesser extent by the sales of processed rice and by-products.

In our farm operations we successfully harvested 35,701 hectares of rice with an average yield of 6.9 tons per hectare, 15.9% higher compared to the 2016/17 harvest. The rice harvest resulted in Changes in Fair Value of $10.6 million, compared to $6.0 million last season. The 76% increase in farming margins, captured in the Changes in Fair Value line, is explained by the increase in productivity coupled with lower costs in dollar terms, as a result of the depreciation of the Argentine peso.

Rice sales during 1Q18 reached $15.3 million, 20.3% lower than 1Q17. This decrease was explained by the postponement in a shipment to Iraq. As a result, the mix of domestic sales was larger compared to 1Q17, explaining the 21.7% increase in average selling price.

Dairy Segment

Dairy - Highlights
	metric	1Q18	1Q17	Chg %
Gross Sales	$ thousands (1)	8,263	10,812	(23.6)%
	million liters (2)	22.8	27.6	(17.4)%
	$ per liter (3)	0.32	0.36	(11.2)%
Adjusted EBITDA	$ thousands	2,304	2,278	1.1%
Adjusted EBIT	$ thousands	2,000	2,040	(2.0)%
Milking Cows	Average Heads	7,302	6,774	7.8%
Cow Productivity	Liter/Cow/Day	35.5	35.5	—%
Total Milk Produced	million liters	23.3	21.6	7.8%
(1) Includes (i) $0.54 million from sales of culled cows in 1Q18 and $0.73 million in 1Q17; and (ii) $0.05 million from sales of whey 1Q17
(2) Selling volumes includes 6.4 million liters of milk destined towards powder milk production in 1Q17
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Our Dairy operation continues to deliver strong operational and financial performance. Milk production reached 23.3 million liters in 1Q18, 7.8% higher year-over-year, fully explained by the increase in the cow herd.
Adjusted EBITDA in the quarter reached $2.3 million, in line with 1Q17. Higher milk production and lower costs in USD as a result of the depreciation of the Argentine peso, were partially offset by lower average selling prices.
We expect to keep enhancing efficiencies as we start operating our third free-stall and leveraging our industrial assets.

All Other Segments

All Other Segments - Highlights
	metric	1Q18	1Q17	Chg %
Gross Sales	$ thousands	344	171	101.2%
Adjusted EBITDA	$ thousands	(105)	121	—%
Adjusted EBIT	$ thousands	(146)	91	—%
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBIT for All Other Segment during 1Q18 was a loss of $0.1 million, in line with 1Q17.

Land transformation business
In May 2018, we signed sale agreements for Rio de Janeiro and Conquista farms, located in western Bahia and Tocantins, respectively. The farms total 9,300 of croppable hectares and the selling price for both farms was $53.0 million (70% in cash), representing a 37% premium to Cushman and Wakefield´s independent farmland appraisal dated September 30, 2017. At the agreed selling price, we estimate that we would record capital gains in excess of $35.0 million, which would be recognized in the second quarter 2018. The sale of the farms remains subject to the completion of due-diligence.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	1Q18	1Q17	Chg %
Milling
Sugarcane Milled	tons	1,523,835	1,460,668	4.3%
Own Cane	tons	1,510,103	1,238,748	21.9%
Third Party Cane	tons	13,732	221,920	(93.8)%
Production
Sugar	tons	20,363	59,684	(65.9)%
Ethanol	M3	89,983	61,081	47.3%
Hydrous Ethanol	M3	74,555	40,819	82.7%
Anhydrous Ethanol	M3	15,427	20,263	(23.9)%
TRS Equivalent Produced	tons	173,233	166,247	4.2%
Sugar mix in production		13%	38%	(66.1)%
Ethanol mix in production		87%	62%	41.3%
Energy Exported (sold to grid)	MWh	72,918	104,969	(30.5)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	47.9	71.9	(33.4)%
Agricultural Metrics
Harvested own sugarcane	tons	1,510,103	1,238,748	21.9%
Harvested area	Hectares	14,064	13,166	6.8%
Yield	tons/hectare	107.4	94.1	14.0%
TRS content	kg/ton	108.0	110.0	(1.7)%
TRS per hectare	kg/hectare	11,601	10,353	12.1%
Mechanized harvest	%	99.8%	99.9%	(0.1)%
Area
Sugarcane Plantation	hectares	145,518	136,384	6.7%
Expansion & Renewal Area	hectares	5,534	5,513	0.4%

Rains in our cluster in Mato Grosso do Sul during the first quarter were 19% above the 10-year average, resulting in a 10% reduction in effective milling days compared to 1Q17. This effect was more than offset by higher crushing capacity at Angelica mill, coupled with enhanced operating efficiencies at a farm and industrial level. In fact, milling per hour reached 1,833 tons, 16% higher than 1Q17, allowing us to increase sugarcane crushing by 4.3%. This is in contrast to drought conditions in other path of CS Brasil.

Production mix in the quarter shifted significantly towards ethanol to profit from higher relative prices, reaching 87% of total TRS, an all-time record. During the quarter, hydrous and anhydrous ethanol prices traded at a 41% and 46% premium to sugar, respectively. As a result, ethanol production increased 47.3% year-over-year to 89.9 thousand cubic meters while sugar production was significantly down by 65.9% to 20.4 thousand tons due to lower prices.
Our cogeneration efficiency ratio was 47.9 KWh/ton, 33.4% lower year-over-year. The reduction is mainly explained by: (i) the adopted strategy to redirect steam to maximize sugarcane crushing, (ii) one of our boilers was under maintenance works; (iii) that energy consumption in Angelica is now higher as a result of the increase in crushing capacity; and (iv) ethanol production consumes more energy. It´s worth noting that the bagasse that was left over will be carried and burnt during the next quarter.
In terms of agricultural productivity, sugarcane yields reached 107.4 tons/ha, 14.0% higher year-over-year. Higher yields were mainly explained by abundant rainfalls in 4Q17 and during 1Q18 favoring cane development; coupled with our continuous focus on improving agricultural operations. Examples include: (i) effective implementation of pest controls, (ii) utilization of best cane varieties for the region, (iii) harvesting the cane at its optimum growth cycle; and (iv) the renewal of the sugarcane plantation.
As of March 31, 2018, our sugarcane plantation consisted of 145,518 hectares, marking a 6.7% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q18 we planted a total of 5,534 hectares of sugarcane. Of this total area, 1,901 hectares correspond to expansion areas planted to supply our growing milling capacity and 3,633 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	1Q18	1Q17	Chg %
Net Sales (1)	90,310	104,422	(13.5)%
Margin on Manufacturing and Agricultural Act. Before Opex	21,176	21,724	(2.5)%
Adjusted EBITDA	47,988	30,264	58.6%
Adjusted EBITDA Margin	53.1%	29.0%	83.3%
Adjusted EBITDA Margin (net of third party commercialization)	60.8%	33.2%	83.1%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Net sales in 1Q18 reached $90.3 million, $14.1 million or 13.5% lower than 1Q17. This decrease was primarily driven by the combination of: (i) a 48.8% decrease in sugar selling volumes coupled with a 19.0% decrease in average selling prices; and (ii) a 42.9% reduction in energy volumes, (iii) weather related reduction in crushing hours.
Adjusted EBITDA during 1Q18 was $48 million, marking a 58.6% increase compared to 1Q17. Adjusted EBITDA was positively affected by: (i) a 4.3% increase in sugarcane crushing, contributing to enhancements in industrial efficiencies ; (ii) higher average selling prices and selling volumes for ethanol; and (iii) a 13.2 million higher result from the mark-to-market effect of our commodity hedge position. These positive effects were partially offset by a $11.8 million higher loss resulting from the mark-to-market of our unharvested biological asset, as a result of lower sugar prices.
The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands			Units			($/unit)
	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %
Sugar (tons)(2)	19,464	46,878	(58.5)%	54,395	106,169	(48.8)%	358	442	(19.0)%
Ethanol (cubic meters)	66,862	51,931	28.8%	116,899	94,880	23.2%	572	547	4.5%
Energy (Mwh)(3)	3,984	5,612	(29.0)%	71,764	125,670	(42.9)%	56	45	24.3%
TOTAL	90,310	104,422	(13.5)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 12.0k tons ($31.5m) in 1Q18 and 13.5k tons ($27.9m) in1Q17
(3) Includes commercialization of energy from third parties.

Sugar sales volumes in 1Q18 reached 54.4 thousand tons, 48.8% lower year-over-year, as a result of our strategic decision to maximize ethanol production. Average realized selling prices during the quarter reached $358/ton, 19.0% lower compared to 1Q17. As a result, net sales reached $19.5 million, 58.5% lower, compared to 1Q17.
Ethanol sales volumes increased 23.2% compared to the same quarter of last year. Ethanol prices traded to the highest premium to VHP sugar over the last 10 years. As a result, selling volumes increased 23.2% to capture higher relative margins.
In the case of energy, selling volumes reached 71.8 thousands MWh, marking a 42.9% decrease. This is fully explained by i) the decrease in production as a result of the execution of maintenance works in our boilers; coupled with ii) the increase in crushing capacity as a result of the investment made, in Angelica mill resulting in more energy requirements, thus lowering the export ratio.

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Ton ($/ton)
	1Q18	1Q17	Chg %	1Q18	1Q17	Chg %
Industrial costs	10,054	12,739	(21.1)%	6.6	8.7	(24.4)%
Industrial costs	9,639	7,500	28.5%	6.3	5.1	23.5%
Cane from 3rd parties	414	5,239	(92.1)%	30.2	23.6	28.0%
Agricultural costs	44,690	39,313	13.7%	29.6	31.7	(6.7)%
Harvest costs	14,639	13,614	7.5%	9.7	11.0	(11.8)%
Cane depreciation	8,009	7,418	8.0%	5.3	6.0	(11.7)%
Leasing costs	6,884	4,557	51.1%	4.6	3.7	24.3%
Maintenance costs	15,158	13,724	10.4%	10.0	11.1	(9.9)%
Total Production Costs	54,743	52,051	5.2%	35.9	35.6	0.8%
Depreciation & Amortization	(22,649)	(16,124)	40.5%	(14.9)	(11.0)	35.5%
Total EBITDA Production Costs (excl. D&A)	32,094	35,927	(10.7)%	21.1	24.6	(14.2)%
As shown in the table above, total production costs per ton crushed during 1Q18 remained virtually flat year-over-year. Agricultural costs marked a 6.7% reduction mainly as a result of enhanced efficiencies coupled with higher crushing volumes. These effects were offset by higher depreciation costs as a result of the ongoing capital expenditures (related to the industry and the sugarcane planting). Indeed, total EBITDA production costs per ton marked a 14.2% reduction compared to 1Q17.

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	1Q18	1Q17	Chg %
Sugarcane Valuation Model current period	84,982	81,406	4.4%
Sugarcane Valuation Model previous period	93,177	82,380	13.1%
Total Changes in Fair Value	(8,195)	(974)	741.4%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented an $8.2 million loss. This is mainly attributable to the decrease in sugar prices, partially offset by higher sugarcane yields as a result of good weather conditions.

Corporate Expenses

Corporate Expenses
$ thousands	1Q18	1Q17	Chg %
Corporate Expenses	(4,879)	(5,158)	5.4%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 1Q18 were $4.9 million, 5.4% lower compared to 1Q17, mainly as a result of the depreciation of the Brazilian Real and the Argentine peso.

Other Operating Income

Other Operating Income
$ thousands	1Q18	1Q17	Chg %
Gain from commodity derivative financial instruments	19,790	16,274	21.6%
Gain / (Loss) from disposal of other property items	120	(557)	—%
Other	(974)	(2,445)	60.2%
Total	18,936	13,272	42.7%
Other Operating Income in 1Q18 reported a gain of $18.9 million, 42.7% higher than 1Q17. The increase is primarily explained by a $20.0 million gain derived from the mark-to-market of our commodity hedge position, mainly related to sugar compared to $16.2 million gain of 1Q17.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of March 31, 2018
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu
2016/2017 Harvest season
Soybeans	136,190	283	1,047.9
Corn	90,653	173	449.8
2017/2018 Harvest season
Soybeans	17,680	296.2	1,042.9
Corn	-	-	-

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb
2018/2019 Harvest season
Sugar (tons)	399,135	367.9	16.7
Ethanol (m3)	62,673	543.0	n.a
Energy (MW/h)	594,206	70.3	n.a
2019/2020 Harvest season
Sugar (tons)	114,300	336.6	15.3
Ethanol (m3)	-	-	n.a
Energy (MW/h)	459,958	72.6	n.a

Financial Results

Financial Results
$ thousands	1Q18	1Q17	Chg %
Interest Expenses, net	(11,167)	(11,831)	5.6%
Cash Flow Hedge - Transfer from Equity	(2,101)	666	—%
FX (Losses), net	(9,348)	(3,684)	(153.7)%
Gain from derivative financial Instruments	(1,458)	(1,703)	14.4%
Taxes	(1,050)	(517)	(103.1)%
Other Expenses, net	(87)	(261)	66.7%
Total Financial Results	(25,211)	(17,330)	(45.5)%

Our financial results in 1Q18 was a loss of $25.2 million, compared to a loss of $17.3 million in 1Q17.

These results are primarily composed of interest expense and foreign exchange losses, as described below:

(i)
Net interest expense in 1Q18 was 11.2 million, 5.6% below the previous quarter. This difference is mainly explained by an increase in interest income, resulting mainly from short term cash investments in Brazil.

(ii)
Foreign exchange losses (composed of “Cash Flow Hedge – Transfer from Equity”(1) and “Fx Gain/Loss” line items) reflect the impact of foreign exchange variations on our net dollar denominated debt. Foreign exchange losses totaled $9.3 million in 1Q18, $5.7 million higher compared to 1Q17. This is explained by the 5% and 3% depreciation of the Brazilian Real and the Argentine Peso, respectively.

(1)
Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	1Q18	4Q17	Chg %	1Q17	Chg %
Farming	171,714	138,792	23.7%	152,849	12.3%
Short term Debt	131,343	90,058	45.8%	95,527	37.5%
Long term Debt	40,371	48,734	(17.2)%	57,322	(29.6)%
Sugar, Ethanol & Energy	611,714	633,638	(3.5)%	642,981	(4.9)%
Short term Debt	52,592	64,840	(18.9)%	134,686	(61.0)%
Long term Debt	604,225	614,326	(1.7)%	508,295	10.0%
Total Short term Debt	183,935	154,898	18.7%	230,213	(20.1)%
Total Long term Debt	644,596	663,060	(2.8)%	565,617	14.0%
Gross Debt	828,531	817,958	1.3%	795,830	4.1%
Cash & Equivalents	183,775	269,761	(31.9)%	231,321	(20.6)%
Net Debt	644,756	548,197	17.6%	564,509	14.2%
EOP Net Debt / Adj. EBITDA LTM	2.2x	1.98x	11.1%	2.23x	(1.3)%

Adecoagro’s net debt as of 1Q18 was $644.8 million, 14.2% and 17.6% higher than 1Q17 and 4Q17, respectively.
As of March 31, 2018, outstanding debt related to our Farming business was $171.7 million, increasing 23.7% or $32.9 million year-over-year. From a seasonality point of view, the first quarter has the highest working capital requirements, since all of our crops are planted and most costs incurred, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt. On a year-over-year basis, debt increased by 12.3% or $18.8 million.

In the Sugar and Ethanol business, debt as of March 31, 2018 fell by 4.9% or $31.3 million year-over-year. As previously explained, the bond proceeds will be used for the prepayment of financial debt in Brazil. This explains the decrease in gross debt during 1Q18.
Cash and equivalents as of March 31, 2018, stood at $183.8 million, 31.9% lower than 4Q17, as we financed working capital needs and capital expenditures during the quarter.

Capital Expenditures & Investments

Capital Expenditures & Investments
$ thousands	1Q18	1Q17	Chg %
Farming & Land Transformation	7,121	3,694	92.8%
Expansion	6,642	2,467	169.2%
Maintenance	479	1,227	(60.9)%
Sugar, Ethanol & Energy	55,617	54,843	1.4%
Maintenance	38,888	45,289	(14.1)%
Planting	10,779	12,659	(14.8)%
Industrial & Agricultural Machinery	28,109	32,630	(13.9)%
Expansion	16,729	9,554	75.1%
Planting	7,022	5,608	25.2%
Industrial & Agricultural Machinery	9,707	3,947	146.0%
Total	62,738	58,537	7.2%
Adecoagro’s capital expenditures during 1Q18 totaled $62.7 million, 7.2% higher than in 1Q17.
The Sugar, Ethanol and Energy business accounted for 88.6% or $55.6 million of total capex. Expansion capex reached $16.7 million, mainly as a result of the investments related to the increase in nominal crushing capacity, and to new sugarcane hectares planted to supply the growing industrial capacity. Maintenance capex reached $38.9 million, 14.1% lower year-over-year. The decrease is explained by the fact we anticipated part of the maintenance expenses during 4Q17, as a result of the abundant rainfalls suffered during the quarter.
Farming & Land Transformation businesses accounted for 11.4% or $7.1 million of total capex in 1Q18. The increase is mainly driven by the expansion capex in the Dairy business. During the quarter, we finalized the construction of our third free stall and is now ready to operate. By the end of the year, we expect to operate at a 45% of total capacity.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	1Q18	1Q17	% Chg	1Q18	1Q17	% Chg
Soybean	tons	38,218	52,154	(26.7)%	11,315	3,562	217.7%
Corn (1)	tons	38,739	27,675	40.0%	4,857	3,589	35.3%
Wheat (2)	tons	23,837	29,848	(20.1)%	4,100	3,662	12.0%
Sunflower	tons	1,468	7,645	(80.8)%	475	2,790	(83.0)%
Rough Rice(3)	tons	46,960	29,571	58.8%	9,639	6,153	56.7%
Sugar	tons	12,046	30,434	(60.4)%	3,134	8,615	(63.6)%
Ethanol	m3	41,394	44,623	(7.2)%	17,451	21,812	(20.0)%
Total		202,663	221,949	(8.7)%	50,970	50,183	1.6%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in rough rice equivalent

Variations in inventory levels between 1Q18 and 1Q17 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

•	Adjusted EBITDA

•	Adjusted EBIT

•	Adjusted EBITDA margin

•	Net Debt

•	Net Debt to Adjusted EBITDA
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.”
We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries.”

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.
We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 24.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	1Q18	1Q17
Total Borrowings	828,531	795,830
Cash and Cash equivalents	183,775	231,321
Net Debt	644,756	564,509

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	33,701	15,348	8,263	344	57,656	97,911	—	—	155,567
Cost of manufactured products sold and services rendered	(33,996)	(16,457)	(8,040)	(220)	(58,713)	(62,235)	—	—	(120,948)
Initial recog. and changes in FV of BA and agricultural produce	17,894	10,622	2,250	(185)	30,581	(14,500)	—	—	16,081
Gain from changes in NRV of agricultural produce after harvest	(691)	—	—	—	(691)	—	—	—	(691)
Gross Profit from Agricultural Activities	16,908	9,513	2,473	(61)	28,833	21,176	—	—	50,009
General and administrative expenses	(905)	(1,310)	(391)	(40)	(2,646)	(7,651)	—	(4,875)	(15,172)
Selling expenses	(1,401)	(2,593)	(60)	(43)	(4,097)	(12,219)	—	(10)	(16,326)
Other operating income, net	(5,214)	135	(22)	(2)	(5,103)	24,033	—	6	18,936
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	9,388	5,745	2,000	(146)	16,987	25,339	—	(4,879)	37,447
Reserve from the sale of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—
Adjusted EBIT	9,388	5,745	2,000	(146)	16,987	25,339	—	(4,879)	37,447
(-) Depreciation PPE	461	1,038	304	41	1,844	22,649	—	—	24,493
Adjusted EBITDA	9,849	6,783	2,304	(105)	18,831	47,988	—	(4,879)	61,940
Reconciliation to Profit/(Loss)
Adjusted EBITDA									61,940
Reserve from the sale of minority interests in subsidiaries									—
(+) Depreciation PPE									(24,493)
(+) Financial result, net									(25,211)
(+) Income Tax (Charge)/Benefit									(3,704)
Profit/(Loss) for the Period									8,532

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	25,196	19,260	10,812	171	55,439	110,652	—	—	166,091
Cost of manufactured products sold and services rendered	(25,136)	(17,436)	(10,485)	(56)	(53,113)	(86,249)	—	—	(139,362)
Initial recog. and changes in FV of BA and agricultural produce	11,897	6,022	1,941	184	20,044	(2,679)	—	—	17,365
Gain from changes in NRV of agricultural produce after harvest	(227)	—	—	—	(227)	—	—	—	(227)
Gross Profit from Agricultural Activities	11,730	7,846	2,268	299	22,143	21,724	—	—	43,867
General and administrative expenses	(673)	(1,125)	(239)	(43)	(2,080)	(6,865)	—	(5,072)	(14,017)
Selling expenses	(1,032)	(3,085)	(239)	(4)	(4,360)	(11,606)	—	(48)	(16,014)
Other operating income, net	2,160	174	250	(161)	2,423	10,887	—	(38)	13,272
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	12,185	3,810	2,040	91	18,126	14,140	—	(5,158)	27,108
Reserve from the sale of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—
Adjusted EBIT	12,185	3,810	2,040	91	18,126	14,140	—	(5,158)	27,108
(-) Depreciation PPE	335	922	238	30	1,525	16,124	—	—	17,649
Adjusted EBITDA	12,520	4,732	2,278	121	19,651	30,264	—	(5,158)	44,757
Reconciliation to Profit/(Loss)
Adjusted EBITDA									44,757
Reserve from the sale of minority interests in subsidiaries									—
(+) Depreciation PPE									(17,649)
(+) Financial result, net									(17,330)
(+) Income Tax (Charge)/Benefit									(3,811)
Profit/(Loss) for the Period									5,967

Condensed Consolidated Statement of Income

Statement of Income
$ thousands	1Q18	1Q17	Chg %

Sales of goods and services rendered	155,567	166,091	(6.3)%
Cost of goods sold and services rendered	(120,948)	(139,362)	(13.2)%
Initial recognition and changes in fair value of biological assets and agricultural produce	16,081	17,365	(7.4)%
Changes in net realizable value of agricultural produce after harvest	(691)	(227)	204.4%
Margin on manufacturing and agricultural activities before operating Expenses	50,009	43,867	14.0%
General and administrative expenses	(15,172)	(14,017)	8.2%
Selling expenses	(16,326)	(16,014)	1.9%
Other operating income, net	18,936	13,272	42.7%
Profit from operations	37,447	27,108	38.1%
Finance income	3,006	2,112	42.3%
Finance costs	(28,217)	(19,442)	45.1%
Financial results, net	(25,211)	(17,330)	45.5%
Profit before income tax	12,236	9,778	25.1%
Income tax expense	(3,704)	(3,811)	(2.8)%
Profit for the period	8,532	5,967	43.0%

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cashflows
$ thousands	1Q18	1Q17	Chg %

Cash flows from operating activities:
Profit for the period	8,532	5,967	43.0%
Adjustments for:
Income tax benefit	3,704	3,811	(2.8)%
Depreciation	24,228	17,458	38.8%
Amortization	265	191	38.7%
(Gain) / Loss from of disposal of other property items	(120)	557	n.a
Equity settled share-based compensation granted	1,345	1,429	(5.9)%
(Gain) from derivative financial instruments	(16,572)	(14,571)	13.7%
Interest and other expense, net	11,225	12,024	(6.6)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(9,296)	(5,843)	59.1%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(910)	174	n.a
Provision and allowances	29	68	(57.4)%
Foreign exchange gains, net	9,348	3,684	153.7%
Cash flow hedge – transfer from equity	2,101	(666)	n.a
Subtotal	33,879	24,283	39.5%

Changes in operating assets and liabilities:
Increase in trade and other receivables	(32,399)	(20,864)	55.3%
(Increase) / Decrease in inventories	(17,801)	2,276	n.a
Decrease in biological assets	9,332	2,616	256.7%
Decrease / (Increase) in other assets	6	(17)	n.a
Decrease in derivative financial instruments	12,579	8,066	56.0%
Decrease in trade and other payables	(13,699)	(28,522)	(52.0)%
Increase in payroll and social security liabilities	3,690	3,860	(4.4)%
(Decrease) / Increase in provisions for other liabilities	(221)	111	n.a
Net cash generated in operating activities before interest and taxes paid	(4,634)	(8,191)	(43.4)%
Income tax paid	(131)	(278)	(52.9)%
Net cash generated from operating activities	(4,765)	(8,469)	(43.7)%

Cash flows from investing activities:
Continuing operations:
Purchases of property, plant and equipment	(62,418)	(58,535)	6.6%
Purchases of intangible assets	(456)	(101)	351.5%
Purchase of cattle and non current biological assets	(1,464)	—	n.a
Interest received	2,463	1,422	73.2%
Proceeds from sale of property, plant and equipment	508	222	128.8%
Net cash used in investing activities	(61,367)	(56,992)	7.7%

Cash flows from financing activities:
Proceeds from long-term borrowings	8,728	149,801	(94.2)%
Payments of long-term borrowings	(6,074)	(45,567)	(86.7)%
Proceeds from short-term borrowings	39,335	52,604	(25.2)%
Payment of short-term borrowings	(23,934)	(2,021)	1,084.3%
Interest paid	(21,035)	(10,046)	109.4%
Payment of derivatives financial instruments	(190)	(2,704)	(93.0)%
Purchase of own shares	(13,492)	(1,230)	996.9%
Dividends paid to non-controlling interest	(1,195)	(659)	81.3%
Net cash generated from financing activities	(17,857)	140,178	n.a
Net increase/(decrease) in cash and cash equivalents	(83,989)	74,717	n.a
Cash and cash equivalents at beginning of period	269,195	158,568	69.8%
Effect of exchange rate changes on cash and cash equivalents	(1,431)	(1,964)	(27.1)%
Cash and cash equivalents at end of period	183,775	231,321	(20.6)%

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position
$ thousands	March 31, 2018	December 31, 2017	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	852,159	820,931	3.8%
Investment property	2,102	2,271	(7.4)%
Intangible assets	16,850	17,192	(2.0)%
Biological assets	11,639	11,276	3.2%
Deferred income tax assets	39,586	43,437	(8.9)%
Trade and other receivables	21,462	22,107	(2.9)%
Other assets	522	535	(2.4)%

Total Non-Current Assets	944,320	917,749	2.9%
Current Assets
Biological assets	138,815	156,718	(11.4)%
Inventories	136,614	108,919	25.4%
Trade and other receivables	180,036	150,107	19.9%
Derivative financial instruments	12,058	4,483	169.0%
Cash and cash equivalents	183,775	269,195	(31.7)%
Other assets	25	30	(16.7)%
Total Current Assets	651,323	689,452	(5.5)%
TOTAL ASSETS	1,595,643	1,607,201	(0.7)%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	897,536	908,934	(1.3)%
Cumulative translation adjustment	(545,834)	(541,545)	0.8%
Equity-settled compensation	19,185	17,852	7.5%
Cash flow hedge	(28,311)	(24,691)	14.7%
Reserve for the sale of non contolling interests in subsidiaries	41,574	41,574	—%
Treasury shares	(9,061)	(6,967)	30.1%
Retained earnings	67,897	60,984	11.3%
Equity attributable to equity holders of the parent	626,559	639,714	(2.1)%
Non controlling interest	6,576	5,417	21.4%
TOTAL SHAREHOLDERS EQUITY	633,135	645,131	(1.9)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	823	827	(0.5)%
Borrowings	643,845	663,060	(2.9)%
Deferred income tax liabilities	8,526	10,457	(18.5)%
Payroll and social security liabilities	1,373	1,240	10.7%
Provisions for other liabilities	3,877	4,078	(4.9)%
Total Non-Current Liabilities	658,444	679,662	(3.1)%

Current Liabilities
Trade and other payables	83,747	98,423	(14.9)%
Current income tax liabilities	774	503	53.9%
Payroll and social security liabilities	30,150	27,267	10.6%
Borrowings	184,686	154,898	19.2%
Derivative financial instruments	2,321	552	320.5%
Provisions for other liabilities	2,386	765	211.9%
Total Current Liabilities	304,064	282,408	7.7%
TOTAL LIABILITIES	962,508	962,070	—%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	1,595,643	1,607,201	(0.7)%